SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 2nd June 2003

InterContinental Hotels Group PLC
(Registrant’s name)

20 North Audley Street
London W1K 6WN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

2 June 2003

InterContinental Hotels Group PLC

Directors' Interests in Shares

Following the separation of Six Continents PLC and the listing of InterContinental Hotels Group PLC (IHG) ordinary shares, the executive directors of IHG have been granted the options shown below under the Company's Executive Share Option Plan.

This Plan, details of which were set out in the Listing Particulars and Supplementary Listing Particulars, dated 17 February and 4 March 2003 respectively, requires the achievement of performance conditions before any options can be exercised.

The following options, which were granted on 30 May 2003, will be exercisable between May 2006 and May 2013. The numbers of shares referred to represent the maximum numbers that could be acquired if the performance conditions are met in full.

Director	Shares Under Option	Option Price
R M Hartman	250,684	438p
R C North	410,958	438p
S D Porter	254,883	438p
R L Solomons	239,726	438p

Name of contact for this RNS Announcement:

Catherine Springett Head of Secretariat InterContinental Hotels Group PLC	Tel: 020 7409 8569

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C.Springett
Name:	C. SPRINGETT
Title:	HEAD OF SECRETARIAT

Date:	2nd June 2003